Sit Investment Associates
Mutual Funds Newsletter
Winter 2009

Mutual Funds Operations More Transparent Than Hedge Funds

Investors are concerned these days about more than market performance. Tragic stories of portfolios damaged by investments in unethical hedge funds engaged in activities ranging from deceptive accounting to embezzlement are grabbing headlines. The vast majority of hedge funds are reputable and their clients need not worry, but for investors who prefer greater transparency in their investments, mutual funds may be the answer.

Mutual funds and hedge funds both pool investors' money to be managed as a single portfolio, but there are significant differences between the two when it comes to features such as liquidity, reporting and investment constraints. Both investment vehicles have their place in the investment industry, but when headlines are filled with stories of Ponzi schemes, mutual fund shareholders can find an extra level of comfort in the required liquidity and transparency employed in their portfolios' administration.

Mutual fund investors have extra measures of protection through government regulation and oversight. Regulation of investment companies began with the Investment Company Act of 1940, which was designed to protect mutual fund investors by mandating the structure of investment companies as well as disclosure of information on operations and investment policies. Mutual fund companies are required to report shareholder account information, fund portfolio holdings and investment policies on a regular basis. This constant flow of information provides shareholders with transparency to know how their money is invested and what parameters the fund manager(s) must follow for investing the portfolio assets. Additionally, it is easy to find out what the value of an account is on any given day because mutual funds normally calculate a share price each day.

In contrast, hedge funds do not have to register as "investment companies" under the Act and, therefore, are exempt from those requirements and subject to less government oversight. They usually are exempted by limiting how many investors they allow into a fund and by requiring those investors to be accredited (meeting certain net worth, net income and investment experience criteria). These high-net-worth investors are deemed able to withstand greater risk, and, therefore, need less protection.

Hedge funds generally have greater freedoms within their investment practices and reporting. For example, they may employ leverage (borrowing money to invest) in an attempt to boost returns, whereas mutual funds are generally restricted from doing so. When it comes to reporting, hedge funds normally send account information to investors with regularity, but they are not required to divulge holdings within the portfolio. Daily share prices, or account valuations, are not normally calculated.

In addition to frequent reporting and daily valuations, mutual fund investors typically have easy access to their money and can make withdrawals at any time. In general, their withdrawal proceeds must be sent out within seven days. Hedge funds typically restrict the timing and amount of withdrawals.

On a related note, Sit Mutual Funds shareholders may be interested in knowing that Sit employees and affiliates are fellow investors in the Funds, owning 11% of the Funds (current percentage ownership as of January 31, 2009). For information on the Sit Mutual Funds or your own account, visit our website at www.sitfunds.com or call an Investor Services Representative at 800-332-5580.

2008 Year-End Distributions

Mutual fund companies are required to distribute net realized capital gains and income each year. The 2008 net realized capital gains and income distribution estimates appeared in the Fall 2008 Mutual Funds Newsletter. The actual 2008 distributions were paid on December 19th to shareholders of record on December 18th.

A Form 1099-DIV was mailed to all regular, non-IRA accounts with Funds that paid taxable capital gains or income. This form was not produced for accounts with holdings in the Small Cap Growth and Mid Cap Growth Funds because they did not have any realized net capital gains or income. Sit Fixed-Income Funds income distributions are paid monthly, and no capital gain distributions were paid for these Funds.

Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and President*



On December 1, 2008, the National Bureau of Economic Research, the official arbiter of business cycles, declared that a recession had begun twelve months earlier.

The recent declines in economic statistics point to the most severe contraction in U.S. Gross Domestic Product (GDP) in decades. Fourth quarter 2008 real GDP declined -6.2%, the worst contraction since the first quarter of 1982. Consumer spending has weakened with the U.S. economy losing 2.6 million jobs in 2008.

The weak economy and financial crises prompted aggressive policy responses by the Federal Reserve and federal government that will continue in 2009. During the year, the Fed cut the federal funds rate from 4.25% to virtually zero and also took a number of other actions to increase liquidity and stabilize markets.

Several global economies are now in recession, specifically, the U.S., Europe, and Japan. While the U.S. has been in recession since December 2007, the contractions in Europe and Japan began recently.

Virtually all nations have implemented a variety of measures to stimulate their respective economies. Some of these measures include: interest rate cuts, fiscal stimulus packages, the purchase of commercial paper, and the purchase of mortgage-backed securities, among many others. We are hopeful that these measures will help the global economy avoid a more severe recession.

Even so, given the weak construction market, consumer nervousness, rising unemployment, and poor industrial outlook, we now expect a global GDP contraction of -1.0% for 2009, down from growth of +1.2% in 2008. Easing commodity prices should help alleviate some contraction, but we do not believe it will be enough to stimulate a dramatic pick-up in growth.

Despite all of the gloom, we believe that the stage is being set for at least a modest recovery in the economy and stock prices as 2009 progresses.

Equity Markets

After a difficult start to 4Q08, global equity markets recovered and generally recorded positive returns for December, albeit the quarter was still sharply negative. For the year 2008 as a whole, equity returns were decidedly negative, with most equity markets down in excess of -40%.

In the U.S., we remain relatively positive as we believe its equity market will be among the first to recover. Given the economic slowdown and the fact that Europe has entered a recession, we are maintaining an underweight relative to the benchmark. However, we still have a sizeable European weight given the relatively supportive business environment, political reform progress, and attractive market valuations. We remain underweight in Japan as the consumer remains weak and exports are declining, a result of lower global demand. The Asia ex-Japan countries are still healthier relative to developed countries, as they have avoided the banking problems and residential real estate issues. Our Asia ex-Japan weight is slightly greater than the benchmark. Given current market volatility, we are maintaining elevated cash levels.

Although the economic recovery will likely be drawn out, global equity markets typically anticipate the recovery in advance of its occurrence. We prefer companies primarily exposed to the U.S. economy, which we believe is poised to recover sooner than the rest of the world. Sit Investment Associates' global equity portfolios continue to maintain an emphasis on consumer staples, healthcare, technology, telecommunications, and other less economically sensitive sectors. In general, we favor high quality, more defensive unit growth companies, with pricing flexibility and margin expansion potential.

Fixed Income

The continued flight to quality and investors' preference for liquidity led to shorter-term yields declining during the fourth quarter while longer-term yields rose. Worsening liquidity conditions for municipals as the year progressed led to much volatility; credit spreads increased to record-wide levels, and relative yield ratios of high-grade municipals to Treasuries reached unprecedented extremes.

Municipal returns were mixed for the fourth quarter and the full year 2008. Shorter duration outperformed longer duration, and higher rated bonds outperformed lower rated bonds, both by a significant margin. Among revenue bonds, those sectors that saw supply pressure (i.e., hospitals and housing) also lagged. The -2.5% return posted by the Barclays (Lehman) Municipal Index for calendar year 2008 was the fourth worst return on record since its inception in 1980, and was only slightly more negative than 1999 and less than half as negative as 1994, both of which were years when yields rose across the curve. We believe it is important to note the reversal in performance that has historically followed those periods of extreme underperformance.

While market volatility is likely to continue in the near term as the U.S. government seeks to restore confidence in financial markets, we believe that municipals offer a very compelling risk/reward profile. Despite fiscal pressures, we expect defaults in the municipal market to remain at relatively low levels. While the municipal market saw significant improvement in the early days of January, the substantial backlog of new financing that is likely to come to market, particularly as municipalities deal with their fiscal deficits, will make these gains difficult to sustain. We believe that the Federal Reserve and Congress, which have provided many forms of assistance to the taxable bond market, need to extend this support to include municipal market issuers, particularly with respect to short-term borrowing needs. Additional TARP capital infusions, if allocated to municipal bond insurers and mortgage insurance companies, may also provide substantial support to the overall municipal market.

Bond insurer ratings aside, municipals continue to demonstrate relative credit quality stability in the current market environment and we believe they should withstand the recession generally intact. Our strategy remains focused on finding opportunities to increase portfolio yields in sectors and securities with stable longer term credit outlooks with a renewed emphasis on liquidity while employing diversification as a key factor in managing risk.

Sit Mutual Funds Performance Summary: Fourth Quarter 2008

Equities

U.S. stocks posted sharp declines in 2008, particularly during the fourth quarter, as the economic crisis accelerated and took its toll on virtually all sectors of the economy. While it is difficult to see a clear path to recovery over the near term, we believe stock prices largely reflect the challenging conditions likely to persist for much of 2009.

After several years of robust economic growth, the U.S. has entered into a protracted recession. The causes are highly interconnected, and include years of easy credit, excessive risk taking, greed and a lack of regulatory oversight. These conditions are now reversing to an extreme, as credit is extremely tight and investors have taken an unprecedented defensive posture, best reflected in short-term U.S. Treasury yields, which are approaching zero.

To be sure, the sheer magnitude and complexity of this economic crisis makes forecasting very difficult. However, while economic news, particularly related to employment, has been unsettling in recent months, there have also been some positive developments that offer hope for an improvement in sentiment for both the economy and equity market as 2009 progresses. First, valuations for stocks are attractive on many metrics. The dividend yield for the S&P 500, for example, exceeds the yield for 10-year Treasuries for the first time in decades. Second, President-elect Obama's stimulus plan should be large enough to impact positively both GDP growth and employment trends. Third, inflation is plummeting, resulting in falling costs for both businesses and consumers. Finally, there have been many signs of improvement in credit markets in recent weeks, and mortgage rates have fallen to multi-year lows.

While recent market volatility is unnerving, it can also be an advantage for the long-term investor. To this point, our investment strategy in recent months has been focused on "upgrading" portfolios wherever possible. Since the duration of the current downturn is difficult to predict, we believe an emphasis must be on companies that have financial strength to ride out the tough economy and position themselves for an eventual rebound. While the Funds remain well diversified among sectors, we have taken steps to reduce modestly those sectors that appear most vulnerable to the global slowdown, including energy and producer manufacturing. Weightings have generally increased in areas less sensitive to economic conditions, such as health care and consumer staples.

Last year at this time we anticipated global growth to slow modestly, but as the year progressed it became clear our initial forecasts were too optimistic, and global growth turned negative in the second half of 2008. As we anticipated last quarter, several nations now entered recession. We are hopefull that the various measures every nation has taken will help the world avoid a severe recession. During the fourth quarter, the Sit international growth funds slightly underperformed their respective benchmarks, a result of our holdings in the consumer discretionary and commodity-related sectors. However, insurance and industrial stocks partially mitigated this performance.

The global economic crisis has had particularly harsh ramifications in the international equity markets, demonstrated by market performance as well as valuation metrics. As a result, we continue to limit exposure to financials, consumer-discretionary, currency, credit, and real estate. At the same time, we have maintained an emphasis on consumer staples, healthcare, technology, telecommunications, and other less economically sensitive sectors. In general, we view 2009 cautiously and, therefore, favor high quality, more defensive unit growth companies, with pricing flexibility and margin expansion potential. Earnings revisions have been negative and will likely continue to be so in 2009; however, we are sanguine about companies that are true growth stories with strong free cash flow, healthy balance sheets, low debt levels, proactive management teams, and attractive valuations. Although we recognize that China's growth is bound to slow, we still believe that emerging market exposure is desirable. Given our confidence in emerging markets and the likely economic stimulus spending plans, we favor infrastructure related industries. Even though we are cautious at the moment, we believe the equity market will start to anticipate an economic recovery over the next six months. As this occurs, we will gradually reduce our defensive exposure in favor of a more aggressive stance. Our regional/country outlook remains virtually unchanged from last quarter as we see a dramatic slowdown in Europe, moderate deceleration in Japan, and somewhat resilient emerging markets growth.

Fixed Income

Municipal returns were mixed during the fourth quarter of 2008 as the yield curve steepened. Tight credit conditions and investors' preference for liquidity led shorter term yields to decline while longer term yields rose. The municipal market experienced much volatility during the quarter, with long, high-grade yields fluctuating as much as 125 basis points and relative yield ratios of high grade municipals to Treasuries reaching unprecedented extremes approaching 180% to 225%, depending on the maturity. In addition, credit spreads widened dramatically as investors' preference for quality was compounded by Moody's downgrades of bond insurers Ambac and MBIA to the Baa ratings category and as confidence in the health of several major financial institutions continued to wane.

Returns in the Sit Tax-Free Income and Sit Minnesota Tax-Free Income Funds were negatively impacted by their holdings in both longer duration securities and in lower rated and non-rated securities, which experienced significant price depreciation in this environment. We believe that municipals will be able to withstand the fiscal pressures in front of them and that the decline in prices for longer term and lower rated municipals reflects tight credit markets more so than fundamental credit trends. Our strategy remains focused on finding opportunities to increase portfolio yields in sectors and securities with stable longer term credit outlooks with a renewed emphasis on liquidity. Diversification remains a key tenet to managing risk.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the indices.

Sit Large Cap Growth Fund

(SNIGX)

Inception 9/2/82

Portfolio Managers
Roger J. Sit
Ronald D. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
12/31/08: $30.09 Per Share
9/30/08: $39.43 Per Share

Total Net Assets
$236.1 Million

Weighted Avg. Mkt. Cap
$60.9 Billion

Total Returns (%)

	Sit Large Cap Growth Fund	Russell 1000® Growth Index	Russell 1000® Index
Average Annual Total Returns (%)*			
3 Month**	-21.13%	-22.79%	-22.48%
6 Month**	-30.18	-32.31	-29.73
1 Year	-34.10	-38.44	-37.60
5 Year	0.37	-3.42	-2.04
10 Year	-2.93	-4.27	-1.09
Inception***	8.99	9.42	10.74
Cumulative Total Returns (%)*			
1 Year	-34.10%	-38.44%	-37.60%
5 Years	1.86	-15.99	-9.78
10 Year	-25.76	-35.38	-10.37
Inception***	866.40	972.38	1370.58

**As of 12/31/08*
***Not Annualized*
****On 6/6/93, the Fund's investment objective changed to allow for a portfolio of 100% stocks. Prior to that time, the portfolio was required to contain no more than 80% stocks.*

Portfolio Structure by Sector
(% of Total Net Assets)


Health Technology 13.4
Electronic Technology 10.7
Consumer Non-Durables 10.0
Finance 9.4
Energy Minerals 7.4
Technology Services 6.1
Producer Manufacturing 5.2
Sectors Less than 5% 24.0
Cash and Other Net Assets 13.8

Top Five Stock Holdings

1. McDonald's Corp.
2. Procter & Gamble Co.
3. Genentech, Inc.
4. Verizon Communications, Inc.
5. Intl Business Machines Corp.

Total Number of Holdings: 92

Sit Mid Cap Growth Fund

(NBNGX)

Inception 9/2/82

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA

Net Asset Value
12/31/08: $8.71 Per Share
9/30/08: $12.06 Per Share

Total Net Assets
$118.0 Million

Weighted Avg. Mkt. Cap
$9.1 Billion

Total Returns (%)

	Sit Mid Cap Growth Fund	Russell Midcap® Growth Index	Russell Midcap® Index
Average Annual Total Returns (%)*			
3 Month**	-26.99%	-27.36%	-27.27%
6 Month**	-40.62	-40.26	-36.67
1 Year	-45.34	-44.32	-41.46
5 Year	-0.81	-2.33	-0.71
10 Year	-0.56	-0.19	3.18
Inception	10.72	N/A	N/A
Cumulative Total Returns (%)*			
1 Year	-45.34%	-44.32%	-41.46%
5 Year	-3.98	-11.13	-3.51
10 Year	-5.49	-1.85	36.82
Inception	1363.25	N/A	N/A

**As of 12/31/08*
***Not Annualized*

Pursuant to a Plan of Reorganization on 10/26/07, the Mid Cap Growth Fund acquired all of the assets of the Science and Technology Growth Fund in exchange for shares of common stock of the Mid Cap Growth Fund.

Portfolio Structure by Sector
(% of Total Net Assets)


Health Technology 17.5
Producer Manufacturing 10.6
Finance 9.9
Electronic Technology 9.7
Technology Services 8.0
Energy Minerals 7.7
Process Industries 6.4
Health Services 6.1
Sectors Less than 5% 22.9
Cash and Other Net Assets 1.2

Top Five Stock Holdings

1. Celgene Corp.
2. Gilead Sciences, Inc.
3. TCF Financial Corp.
4. Stericycle, Inc.
5. Southwestern Energy Co.

Total Number of Holdings: 88

Sit Small Cap Growth Fund

(SSMGX)

Inception 7/1/94

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
12/31/08: $23.50 Per Share
9/30/08: $31.85 Per Share

Total Net Assets
$57.1 Million

Weighted Avg. Mkt. Cap
$2.5 Billion

Total Returns (%)

	Sit Small Cap Growth Fund	Russell 2000® Growth Index	Russell 2000® Index
Average Annual Total Returns (%)*			
3 Month**	-26.22%	-27.45%	-26.12%
6 Month**	-37.23	-32.51	-26.94
1 Year	-42.96	-38.54	-33.79
5 Year	-1.25	-2.35	-0.93
10 Year	4.03	-0.76	3.02
Inception	8.29	3.63	6.56
Cumulative Total Returns (%)*			
1 Year	-42.96%	-38.54%	-33.79%
5 Year	-6.11	-11.22	-4.56
10 Year	48.39	-7.34	34.69
Inception	217.87	67.69	151.41

**As of 12/31/08*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)


Health Technology
20.7
Technology Services
10.7
Electronic Technology
10.2
Finance
9.5
Producer Manufacturing
8.5
Energy Minerals
5.9
Health Services
5.7
Sectors Less than 5%
26.0
Cash and Other Net Assets
2.8

Top Five Stock Holdings

1. NuVasive, Inc.
2. ANSYS, Inc.
3. TCF Financial Corp.
4. Arena Resources, Inc.
5. Informatica Corp.

Total Number of Holdings: 99

Sit Dividend Growth Fund

Class I (SDVGX)
Class S (SDVSX)

Inception 12/31/03

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Michael J. Stellmacher, CFA

	Class I	Class S
Net Asset Value Per Share		
12/31/08:	$9.24	$9.23
9/30/08:	$12.10	$12.06
Total Net Assets (Million)	$27.3	$6.2
Weighted Avg. Mkt Cap	$53.7 Billion	

Total Returns (%)

	3 Month**	6 Month**	1 Year	3 Year	5 Year	Since Inception***
Average Annual Total Returns (%)*						
Class I	-19.13%	-24.99%	-29.60%	-2.04%	N/A	2.67%
S&P 500 Index	-21.94	-28.48	-37.00	-8.36	N/A	-2.19
Class S	-19.10	-25.08	-29.77	N/A	N/A	-4.55
S&P 500 Index	-21.94	-28.48	-37.00	N/A	N/A	-10.42
Cumulative Total Returns (%)*						
Class I	-19.13%	-24.99%	-29.60%	-5.99%	N/A	14.08%
S&P 500 Index	-21.94	-28.48	-37.00	-23.04	N/A	-10.48
Class S	-19.10	-25.08	-29.77	N/A	N/A	-12.06
S&P 500 Index	-21.94	-28.48	-37.00	N/A	N/A	-26.15

**As of 12/31/08*
***Not Annualized*
****Class I inception 12/31/03; Class S inception 3/31/06.*

Portfolio Structure by Sector
(% of Total Net Assets)


Finance
18.8
Consumer Non-Durables
13.3
Health Technology
12.1
Energy Minerals
10.2
Producer Manufacturing
8.1
Electronic Technology
7.7
Sectors Less than 5%
29.6
Cash and Other Net Assets
0.2

Top Five Stock Holdings

1. Verizon Communications, Inc.
2. Johnson & Johnson, Inc.
3. Procter & Gamble Co.
4. Chevron Corp.
5. Occidental Petroleum Corp.

Total Number of Holdings: 97

Sit Global Dividend Growth Fund

Class I (GDGIX)
Class S (GDGSX)
Inception 9/30/08

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Ray Sit, CFA
Tasha Murdoff, CFA
Michael J. Stellmacher, CFA

	Class I	Class S
Net Asset Value Per Share		
12/31/08:	$9.44	$9.44
9/30/08:	$10.00	$10.00
Total Net Assets (Million)	$1.3	$0.7
Weighted Avg. Mkt Cap	$53.6 Billion	

Total Returns (%)

	3 Month**	6 Month**	Since Inception
Average Annual Total Returns (%)*			
Class I	-5.25%	N/A	-5.25%
Class S	-5.31	N/A	-5.31
Composite Index***	-21.11	N/A	-21.11
S&P 500 Index	-21.94	N/A	-21.94
MSCI EAFE Index	-19.95	N/A	-19.95
Cumulative Total Returns (%)*			
Class I	-5.25%	N/A	-5.25%
Class S	-5.31	N/A	-5.31
Composite Index***	-21.11	N/A	-21.11
S&P 500 Index	-21.94	N/A	-21.94
MSCI EAFE Index	-19.95	N/A	-19.95

*As of 12/31/08
**Not Annualized
*** Composite Index comprised of 60% S&P 500 Index and 40% MSCI EAFE Index.

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 20.4
Consumer Non-Durables 11.5
Health Technology 10.1
Energy Minerals 8.8
Sectors Less than 7% 40.6
Cash and Other Net Assets 8.6

Top Five Stock Holdings

1. iShares MSCI Japan
2. Procter & Gamble Co.
3. Abbott Laboratories
4. Johnson & Johnson
5. Telefonica, A.D.R.

Total Number of Holdings: 100

Sit International Growth Fund

(SNGRX)
Inception 11/1/91

Portfolio Managers
Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff, CFA

Net Asset Value
12/31/08: $10.48 Per Share
9/30/08: $12.10 Per Share

Total Net Assets
$21.3 Million

Weighted Avg. Mkt. Cap
$39.2 Billion

Total Returns (%)

	Sit International Growth Fund	MSCI EAFE Growth Index	MSCI EAFE Index
Average Annual Total Returns (%)*			
3 Month**	-23.52%	-20.10%	-19.95%
6 Month**	-40.11	-37.62	-36.41
1 Year	-44.99	-42.70	-43.38
5 Year	-0.45	1.43	1.66
10 Year	-4.19	-1.30	0.80
Inception	2.42	2.21	4.00
Cumulative Total Returns (%)*			
1 Year	-44.99%	-42.70%	-43.38%
5 Year	-2.24	7.38	8.57
10 Year	-34.85	-12.28	8.28
Inception	50.76	45.53	96.19

*As of 12/31/08
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Consumer Non-Durables 14.8
Finance 14.6
Health Technology 10.1
Communications 6.9
Producer Manufacturing 6.9
Non-Energy Minerals 6.6
Electronic Technology 6.2
Sectors Less than 6% 32.4
Cash and Other Net Assets 1.5

Portfolio Structure by Region



Europe 58.8 64.4
Asia 33.0 35.6
Other 6.7 0.0
Cash & Other Net Assets 1.5 0.0
Sit Int'l Growth Fund
MSCI EAFE Growth Index

Top Five Stock Holdings

1. BHP Billiton, Ltd.
2. Nestle, S.A.
3. Vestas Wind Systems A/S
4. Telefonica, S.A.
5. Roche Holdings, A.G.

Total Number of Holdings: 82

Sit Developing Markets Growth Fund

(SDMGX)

Inception 7/1/94

Portfolio Managers
Roger J. Sit
Raymond E. Sit

Net Asset Value
12/31/08: $12.27 Per Share
9/30/08: $18.90 Per Share

Total Net Assets
$9.8 Million

Weighted Avg. Mkt. Cap
$21.1 Billion

Total Returns (%)

	Sit Developing Mkts Growth Fund	MSCI Emerging Mkts Index	MSCI Emerging Mkts Growth Index
Average Annual Total Returns (%)*			
3 Month**	-30.73%	-27.94%	-29.47%
6 Month**	-49.59	-47.84	-49.83
1 Year	-55.26	-54.48	-57.19
5 Year	5.25	5.07	3.26
10 Year	5.61	6.61	5.43
Inception	2.09	1.17	N/A
Cumulative Total Returns (%)*			
1 Year	-55.26%	-54.48%	-57.19%
5 Years	29.15	28.06	17.38
10 Year	72.53	89.66	69.71
Inception	35.04	18.34	N/A

**As of 12/31/08*
***Not Annualized*

Portfolio Structure by Sector (% of Total Net Assets)



Finance
12.3
Non-Energy Minerals
11.6
Energy Minerals
11.2
Communications
10.5
Electronic Technology
9.5
Utilities
7.5
Consumer Services
7.3
Sectors Less than 7%
25.1
Cash and Other Net Assets
5.0

Portfolio Structure by Region



Asia
55.6
55.7
Latin America
21.4
21.0
Europe
8.9
10.3
Africa/Middle East
9.1
13.0
Cash and Other Net Assets
5.0
0.0
Sit Dev. Mkts. Growth Fund
MSCI Emerging Markets Index

Top Five Stock Holdings

1. BHP Billiton, Ltd., A.D.R.
2. Petrobras
3. America Movil, A.D.R.
4. Cia Vale Do Rio Doce, A.D.R.
5. Samsung Electronics

Total Number of Holdings: 85

Sit Balanced Fund

(SIBAX)

Inception 12/31/93

Portfolio Managers
Roger J. Sit
Bryce A. Doty, CFA
John M. Bernstein

Net Asset Value
12/31/08: $12.32 Per Share
9/30/08: $12.06 Per Share

Total Net Assets
$9.9 Million

Total Returns (%)

	Sit Balanced Fund	S&P 500 Index	Lehman Aggregate Bond Index
Average Annual Total Returns (%)*			
3 Month**	-15.45%	-21.94%	4.58%
6 Month**	-22.54	-28.48	4.07
1 Year	-26.88	-37.00	5.24
5 Year	0.47	-2.19	4.65
10 Year	-0.11	-1.38	5.63
Inception	5.11	6.45	6.17
Cumulative Total Returns (%)*			
1 Year	-26.88%	-37.00%	5.24%
5 Year	2.37	-10.48	25.52
10 Year	-1.14	-13.00	72.97
Inception	111.33	155.68	145.72

**As of 12/31/08*
***Not Annualized*

Portfolio Structure (% of Total Net Assets)



Cash & Other Net Assets
5.9%
Bonds
40.1%
Equities
54.0%

Top Five Stock Holdings

1. Genentech, Inc.
2. McDonald's Corp.
3. Pepsico, Inc.
4. Verizon Communications, Inc.
5. Celgene Corp.

Total Number of Holdings: 177

Sit U.S. Government Securities Fund

(SNGVX)

Inception 6/2/87

Net Asset Value
12/31/08: $10.75 Per Share
9/30/08: $8.65 Per Share

Portfolio Managers
Michael C. Brilley
Bryce A. Doty, CFA
Mark H. Book, CFA

Total Net Assets: $369.0 Million
30-Day SEC Yield: 5.18%
12-Month Distribution Rate: 4.64%
Average Maturity: 24.0 Years
Effective Duration: 2.2 Years[1]

Total Returns (%)

	Sit U.S. Gov't Securities Fund	Lehman Inter. Gov't Bond Index	Lipper U.S. Gov't Fund Index
Average Annual Total Returns (%)*			
3 Month**	1.19%	6.16%	4.32%
6 Month**	2.19	8.06	N/A
1 Year	5.13	10.43	5.80
5 Year	4.40	5.30	4.29
10 Year	4.78	5.74	4.83
Inception	6.56	7.01	6.34
Cumulative Total Returns (%)*			
1 Year	5.13%	10.43%	5.80%
5 Year	24.02	29.43	23.36
10 Year	59.48	74.70	60.33
Inception	294.20	332.55	277.54

*As of 12/31/08
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)


Collateralized Mortgage Obligations
32.5
FNMA Pass-Through
32.0
FHLMC Pass-Through
17.7
GNMA Pass-Through
15.5
Sectors less than 2%
1.8
Cash & Other Net Assets
0.5

Estimated Average Life Profile


0.5%
98.9%
0.0%
0.2%
0.4%
0 - 1 Year
1 - 5 Years
5 - 10 Years
10 - 20 Years
20+ Years

[1] Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

Sit Tax-Free Income Fund

(SNTIX)

Inception 9/29/88

Net Asset Value
12/31/08: $7.54 Per Share
9/30/08: $13.94 Per Share

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Total Net Assets: $138.8 Million
30-Day SEC Yield: 7.08%
Tax Equivalent Yield: 10.89%[1]
12-Month Distribution Rate: 4.49%
Average Maturity: 14.9 Years
Duration to Est. Avg. Life: 5.5 Years[2]
Implied Duration: 6.1 Years[2]

Total Returns (%)

	Sit Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper General Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	-11.66%	3.93%	-4.51%
6 Month**	-15.48	4.62	N/A
1 Year	-15.77	5.78	-9.45
5 Year	-1.25	3.57	0.82
10 Year	1.17	4.57	2.84
Inception	4.42	5.77	5.33
Cumulative Total Returns (%)*			
1 Year	-15.77%	5.78%	-9.45%
5 Year	-6.10	19.20	4.19
10 Year	12.35	56.30	32.33
Inception	140.10	211.63	186.63

*As of 12/31/08
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)


Hospital/Health Care
20.4
Other Revenue
18.7
Multifamily Mortgage Revenue
13.9
Education/Student Loan
11.0
Single Family Mortgage
7.5
Insured
6.7
Mutual Funds
6.0
Sectors less than 5%
12.6
Cash & Other Net Assets
3.2

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities	
AAA	0.0%
AA	0.0
A	2.8
BBB	5.0
BB	18.5
<BB	7.3
Total	33.6%


Other Assets & Liabilities 3.2%
AAA 11.6%
AA 7.9%
A 11.6%
BBB 27.2%
Less Than BBB 4.9%
Not Rated 33.6%

[1] For individuals in the 35% federal tax bracket.
[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Minnesota Tax-Free Income Fund

(SMTFX)

Inception 12/1/93

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
12/31/08: $8.45 Per Share
9/30/08: $14.83 Per Share

Total Net Assets: $226.1 Million
30-Day SEC Yield: 6.20%
Tax Equivalent Yield: 10.35%[1]
12-Month Distribution Rate: 4.51%
Average Maturity: 14.6 Years
Duration to Est. Avg. Life: 5.1 Years[2]
Implied Duration: 6.2 Years[2]

Total Returns (%)

	Sit MN Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper MN Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	-7.75%	3.93%	-2.36%
6 Month**	-11.20	4.62	N/A
1 Year	-10.75	5.78	-5.43
5 Year	0.49	3.57	1.55
10 Year	2.34	4.57	3.17
Inception	3.79	4.87	3.99
Cumulative Total Returns (%)*			
1 Year	-10.75%	5.78%	-5.43%
5 Year	2.47	19.20	7.98
10 Year	26.04	56.30	36.62
Inception	75.34	105.09	90.53

*As of 12/31/08
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Hospital/Health Care 25.4
Multifamily Mortgage Revenue 19.8
Single Family Mortgage 12.6
Education/ Student Loan 10.9
Other Revenue 9.3
Utility 6.3
Sectors less than 5.0% 14.4
Cash & Other Net Assets 1.3

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	0.0%
AA	0.6
A	7.4
BBB	18.2
BB	11.0
<BB	0.5
Total	37.7%



Other Assets & Liabilities 1.3%
AAA 9.8%
AA 16.8%
A 15.8%
BBB 15.5%
Less Than BBB 3.1%
Not Rated 37.7%

[1] For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.
[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Money Market Fund

(SNIXX)

Inception 1/1/93

Portfolio Managers
Michael C. Brilley
Mark H. Book, CFA

Net Asset Value
12/31/08: $1.00 Per Share
9/30/08: $1.00 Per Share

Total Net Assets: $56.6 Million
7-Day Simple Yield: 0.34%[1]
7-Day Effective Yield: 0.34%[1]

Total Returns (%)

	Sit Money Market Fund	3-Month U.S. Treasury Bill	Lipper Money Market Index
Average Annual Total Returns (%)*			
3 Month**	0.24%	0.09%	0.43%
6 Month**	0.73	0.48	N/A
1 Year	2.16	1.42	2.41
5 Year	3.03	3.11	3.01
10 Year	3.14	3.27	3.14
Inception	3.74	3.89	3.71
Cumulative Total Returns (%)*			
1 Year	2.16%	1.42%	2.41%
5 Year	16.08	16.55	16.00
10 Year	36.25	37.93	36.21
Inception	74.49	79.46	73.83

*As of 12/31/08
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



U.S. Govt. Securities 46.7
Consumer Non-Durables 14.3
Energy 11.4
Captive Auto Finance 7.6
Sectors less than 5.0% 17.6
Cash & Other Net Assets 2.4

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.



First Tier Securities 100%

An investment in the Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

[1] The Yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

2008 Tax Information

The Sit Mutual Funds tax brochure and personal tax-related information that you will need to file your taxes were mailed in late January 2009. Tax information pertaining to IRA contributions and recharacterizations will be mailed in May 2009 due to the 2008 contribution deadline of April 15, 2009. Consult your tax advisor about how to report this information on your federal and state tax returns. Your advisor will need this information to prepare your taxes.

The following is a guide to help you determine what tax statements you may expect to receive depending on the types of investments you have in the Sit Mutual Funds.

Completed Federal Form	Information	Recipients for Tax Year 2008	Date Mailed to Shareholders
1099-DIV	Reports ordinary dividends, including qualified dividends and short-term and long-term capital gain distributions for taxable accounts.	Only shareholders invested in Sit Mutual Funds that realized capital gains and dividend income in 2008; the U.S. Government Securities, Money Market and Balanced Funds; and the Mid Cap, Large Cap, Developng Markets, International, Dividend (Class I and S) and Global Dividend (Class I and S) Growth Funds.	By January 31, 2009
1099-B	Reports change and redemption activity in non-IRA accounts.	Shareholders who made account transactions in any Sit Mutual Fund except the Money Market Fund. IRA and retirement plan account activity is not included.	By January 31, 2009
1099-R	Reports withdrawals from retirement plan accounts and IRAs, including distributions, direct rollovers, conversions, recharacterizations and excess contributions. Also includes federal and state withholding, if any.	Shareholders who made account transactions, as described in box to the immediate left, in their retirement plan and IRA accounts.	By January 31, 2009
1099-INT	Provides tax-exempt interest dividend information.	Only shareholders who were invested in the Tax-Free Income and Minnesota Tax-Free Income Funds.	By January 31, 2009
5498	Reports annual, rollover and conversion contributions and recharacterizations for Traditional, Roth, SEP, and SIMPLE IRA accounts. Also includes the December 31 fair market value.	Shareholders who made account transactions, as described in box to the immediate left, in their retirement plan and IRA accounts.	By May 31, 2009
5498-ESA	Reports Coverdell Education Savings Account contributions and rollovers.	Shareholders with Coverdell Education Savings Accounts.	By January 31, 2009
1099-Q	Reports Coverdell Education Savings Account distributions, transfers and the December 31, 2008 fair market value.	Shareholders with Covrdell Education Savings Accounts.	By January 31, 2009

Tax Guide Available at www.IRS.gov

In December, the IRS placed its guide for 2008 individual tax returns on its web site. Publication 17, "Your Federal Income Tax," has been updated with numerous changes, including information on the new recovery rebate credit, new first-time-homebuyer credit and an additional standard deduction for real estate taxes. The publication includes more than 900 helpful links to answer questions. If you don't have Internet access, call the IRS to request a free copy at 1-800-829-3676.

Required Minimum Distribution Relief in 2009 *by Steve Benjamin, CEBS, CRPC*

On December 23, 2008, former President Bush signed into law the Worker, Retiree, and Employer Recovery Act of 2008 ("WRERA"). This legislation contains a number of technical corrections to the Pension Protection Act of 2006, provides funding relief for various pension plans and, perhaps most significantly, changes retirement account withdrawal rules for 2009. The following is a primer on past rules and how they change in 2009.

RMD Background

The government believes the tax-deferred buildup of retirement assets should not go on in perpetuity. Therefore, and for more than two decades now, individuals who are 70½ and older have been required to withdraw a portion of their retirement assets each year. These mandatory withdrawals – Required Minimum Distributions (RMDs) – apply to corporate retirement plans and Traditional IRA accounts and are taxed at ordinary income tax rates.

Generally, RMDs must begin by April 1 of the year following the year that an individual turns 70½. If deferred until April 1, the individual must take the second RMD by December 31 of that same year. Subsequent RMDs must be made annually by December 31.

Prior to 2009, if you forgot to take your RMD, you were penalized severely. If you failed to withdraw your RMD, you owed the IRS a 50% penalty tax plus regular income taxes. If, for example, you were in the 25% federal tax bracket, your RMD was $1,000 and you withdrew nothing, you owed the IRS a $500 penalty tax (50% X $1,000) plus $250 in regular income taxes (25% X $1,000). Ouch!

2009 Rules

WRERA, however, suspends the minimum distribution rules for 2009. This one year waiver is intended to minimize investment losses many retirees have experienced. Of course, a distribution from a retirement account that has suffered a significant loss has an adverse impact on the account's ability to recover the loss in future years. So it is the government's hope that by providing time for markets to recover, some of the lost value of retirement accounts may be restored to investors.

The one year waiver, however, does not apply to RMDs for 2008. This is because such a distribution relates to 2008, not 2009. So if you turned 70½ in 2008 and have not taken your RMD yet, you must still take your RMD by April 1, 2009. Those already 70½ and older are not required to take a distribution in 2009. (See the chart below.) And if a beneficiary is receiving distributions over the required five-year period, the beneficiary may waive the distribution for 2009, effectively taking distributions over a six-year period rather than five.

In prior years, individuals were not permitted to roll over their RMD to avoid paying taxes. Many people have asked what can be done if a distribution has already been made from their retirement account in 2009. In general, since retirement account distributions in 2009 are not considered RMDs, individuals may be able to roll over their funds to an IRA within 60 days of the distribution. The Treasury Department is expected to issue more guidance on rollovers later this year.

IRA Conversions

Some individuals, however, continue to withdraw money from their retirement accounts. They may have no choice because they need the funds or may think it beneficial to withdraw money now – before federal tax rates increase, as many experts believe they inevitably will.

Other individuals are giving some thought to converting all or a part of their IRA to a Roth IRA. Since tax rates are low (by historical standards) and the value of many IRAs have declined, some investors see a golden opportunity to convert their IRA – and pay less in taxes – before the market recovers. In order to convert your IRA to a Roth IRA, your income (whether you are single or married) must be less than $100,000. (In 2010 and future years, there is no income restriction.) If you would like to convert your IRA to a Roth IRA, call us for an IRA Conversion Form or download one from our web site at www.sitfunds.com.

YEAR ATTAINED AGE 70½	NEXT DISTRIBUTION DUE
Prior to 2008	In 2010
2008	By April 1, 2009 (if not taken in 2008); next RMD due in 2010
2009	In 2010

If you have questions on the suspension of RMDs, please call us at 1-800-332-5580 or drop us a note at info@sitinvest.com.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

In this issue,

Mutual Funds Transparency • 2008 Year-End Distributions • Investment Outlook and Strategy Summary • Fourth Quarter 2008 Performance Summary • 2008 Tax Information • 2009 Required Minimum Distribution Relief • Investment Seminars

2009 INVESTMENT SEMINARS

You and your guests are invited to attend the remaining two 2009 investment seminars. The seminars will be held at each of the following locations and scheduled dates. Check with Steve Benjamin for current times and dates remaining open. Breakfast will be served at the morning seminars and lunch at the mid-day sessions.

AM Session 7:30 - 8:30 a.m.	Edina Country Club 5100 Wooddale Avenue Edina, Minnesota
PM Session 12:00 - 1:00 p.m.	Sit Mutual Funds Offices 3300 IDS Center, 80 South Eighth Street Minneapolis, Minnesota
March 10 and 11, 2009	**BECOMING FINANCIALLY FIT AT ANY AGE** *Financial illiteracy in America is high and even the Treasury Department now airs radio and television ads to educate people. Attend this seminar to understand the basics of investments, credit, taxes and insurance so you can strengthen your net worth.*
April 28 and 30, 2009	**RETIREMENT INCOME STRATEGIES** *Market volatility can wreak havoc on your plans for income. Attend this seminar to learn strategies on drawing down your nest egg to navigate the unexpected bumps in the road during retirement.*

Contact Steve Benjamin to reserve your place.
612-359-2554/800-332-5580, ext. 554 or spb@sitinvest.com